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                             May 22, 2020

       Adi Sideman
       President and Chief Executive Officer
       YouNow, Inc.
       161 Bowery, 6th Floor
       New York, NY 10002

                                                        Re: YouNow, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 7
                                                            Filed May 11, 2020
                                                            File No. 024-11018

       Dear Mr. Sideman:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 26, 2020 letter.

       Post Qualification Offering Circular Amendment No. 7

       General

   1. Please revise to discuss your migration to the Algorand blockchain, as disclosed in your
                                                        Form 1-U filed April
30, 2020.
              You may contact Marc Thomas at 202-551-3452 or Hugh West at 202-551-3872 if you
       have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or Dietrich King at 202-551-8071 with any other questions.
 Adi Sideman
YouNow, Inc.
May 22, 2020
Page 2


FirstName LastNameAdi Sideman   Sincerely,
Comapany NameYouNow, Inc.
                                Division of Corporation Finance
May 22, 2020 Page 2             Office of Finance
FirstName LastName